Exhibit (d)(34)

INVESTMENT SUBADVISORY

FEE REDUCTION AGREEMENT

THIS INVESTMENT SUBADVISORY FEE REDUCTION AGREEMENT, effective as of May 1, 2019, is made by and between Ivy Investment Management Company (“Adviser”) and Securian Asset Management, Inc. (the “Sub-Adviser”).

WHEREAS, Adviser and Sub-Adviser entered into an Investment Subadvisory Agreement effective October 1, 2016 (“Subadvisory Agreement”) to set forth their respective rights and obligations with respect to the provision by Sub-Adviser of certain subadvisory services in connection with the Adviser’s investment advisory activities on behalf of Ivy VIP Securian Real Estate Securities (“Fund”); and

WHEREAS, in consideration for the subadvisory services rendered by the Sub-Adviser under the Subadvisory Agreement, Adviser pays Sub-Adviser compensation based on the value of the average net assets of the Fund (“subadvisory fee”); and

WHEREAS, the parties desire to reduce the subadvisory fee as set forth herein;

NOW THEREFORE, the parties hereto agree as follows:

1.	Investment Subadvisory Fee Waiver.

The amount of the subadvisory fee computed and paid pursuant to the second paragraph of Section 5 of the Subadvisory Agreement shall be reduced by 0.045%.

2.	Termination.

2.1    Termination. This Agreement shall terminate upon the earlier of: (i) the termination of the Investment Management Agreement between the Adviser and the Fund; (ii) the termination of the Subadvisory Agreement; or (iii) April 30, 2020. This Agreement may be terminated prior to expiration if such termination is approved by the Board of Trustees of the Trust, including the vote of a majority of the trustees who are not “interested persons” as defined in the 1940 Act. This Agreement supersedes any prior subadvisory fee reduction agreement between the Adviser and the Sub-Adviser with regards to the Fund.

3.	Miscellaneous.

3.1    Captions. The captions of this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof.

3.2    Interpretation. Nothing contained herein shall be deemed to require the Board of Trustees of Ivy Variable Insurance Portfolios (“Trust”) or the Fund to take any action contrary to the Trust’s Declaration of Trust or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Trustees of the Trust of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

3.3    Definitions. Any question of interpretation of any term or provision of this Agreement, including, but not limited to, the business management and investment advisory fees, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Subadvisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to the Subadvisory Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of March 18, 2019.

IVY INVESTMENT COMPANY		SECURIAN ASSET MANAGEMENT MANAGEMENT, INC.

By:	/s/ John E. Sundeen, Jr.	By:	/s/ Gary M. Kleist
Title:	Executive Vice President,	Title: Senior Vice President
	Chief Administrative Officer	Date: February 28, 2019
Date:	March 18, 2019